UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

AMCOL INTERNATIONAL CORPORATION

(Name of Subject Company)

AMCOL INTERNATIONAL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

02341W103

(CUSIP Number of Class of Securities)

Ryan McKendrick

Chief Executive Officer

AMCOL International Corporation

2870 Forbs Avenue

Hoffman Estates, Illinois 60192

(847) 851-1500

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

R. Scott Falk, P.C.

Richard M. Brand

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2014 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by AMCOL International Corporation, a Delaware corporation (the “Company”), relating to the tender offer by MA Acquisition Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Minerals Technologies Inc. (“Parent”), a Delaware corporation, disclosed in the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the SEC on March 21, 2014 (together with the exhibits thereto, as may be amended or supplemented from time to time, the “Schedule TO”), pursuant to which Purchaser has offered to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”), at a price of $45.75 per Share, net to the seller in cash, without interest (the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser, dated March 21, 2014 (as it may be amended or supplemented, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

1. Item 8, “Additional Information to be Furnished—Regulatory Approvals—Antitrust—United States” is hereby amended and supplemented by replacing, in its entirety, the second full paragraph on page 43 of the Schedule 14D-9, with the following:

“Each of the Company and MTI filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer on March 25, 2014.”

2. Item 8, “Additional Information to be Furnished—Regulatory Approvals—Antitrust—Other Jurisdictions” is hereby amended and restated in its entirety as follows:

“Other jurisdictions:

Based on a review of the information currently available relating to the countries and businesses in which MTI and the Company are engaged, MTI and Purchaser believe that mandatory antitrust merger control notification filings should also be made in Germany and Poland with the respective national antitrust authorities of these countries (the Federal Cartel Office (the “FCO”) in Germany and the Office of Competition and Consumer Protection (the “OCCP”) in Poland. Authorizations by the relevant merger control authorities in Germany, Poland and Turkey are conditions to the Offer in the Merger Agreement. The parties have determined that the transaction does not need to be notified to the Turkish merger control authority.

All notifications are required to be submitted pre-closing of the Merger.

Under German law, the FCO has one month to review the application from the date of a complete notification. The FCO may take an additional three months to further investigate the merits of the acquisition. The parties filed their application with the FCO on March 31, 2014.

Under Polish law, the OCCP has two months to review the application from the date of a complete notification. The parties filed their application with the OCCP on April 4, 2014.

In any case, the relevant merger control authorities may give their authorization before the end of the waiting periods as described above.

MTI and Purchaser cannot be certain that a challenge to the Offer and the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.”

3. Item 8, “Additional Information to be Furnished—Financial Projections” is hereby amended and supplemented by adding the following new paragraphs between footnote (1) to the chart and the second full paragraph on page 45 of the Schedule 14D-9:

“The assumptions and estimates upon which the projections were based necessarily involve judgments with respect to, among other things, industry performance, competition and general business, economic and geopolitical conditions, all of which are difficult to predict and many of which are beyond the Company’s control. The financial projections also reflect assumptions and estimates as to certain business decisions that are subject to change. Accordingly, these projections are not facts and should not be relied upon as being necessarily indicative of actual future results, which may differ materially from the results forecasted in these financial projections. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared. For instance, the projections do not give effect to the Merger or any changes to the Company’s operations or strategy that may be implemented after the time the projections were prepared. Furthermore, because the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. There can be no assurance that the projections will be realized or that actual results will not be significantly different from those contained in the projections.

The key assumptions underlying the above financial projections include, but are not limited to:

•	Stable global economic conditions at normalized growth rates.

•	Healthy demand for the Company’s products exposed to higher growth end markets including automotive, energy, infrastructure and bio-agriculture.

•	Expansion of gross margins and operating margins throughout the Company’s business segments supported by new product introductions and the benefits of improved cost position as a result of the Company’s restructuring activities.

•	Successful new product launches in the Company’s Performance Materials and Construction Technologies segments.

•	Geographic expansion with respect to the Company’s existing products and services.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCOL INTERNATIONAL CORPORATION

By:	/s/ Ryan F. McKendrick
Ryan F. McKendrick President and Chief Executive Officer

April 7, 2014